FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

As of 11/8/2012

Ternium S.A.

(Translation of Registrant's name into English)

Ternium S.A.
29, Avenue de la Porte-Neuve

L-2227 Luxembourg

(352) 2668-3152

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F  Ö      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes           No   Ö

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Not applicable

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.

This report contains Ternium S.A.’s consolidated financial statements as of September 30, 2012.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TERNIUM S.A.

By: /s/ Pablo Brizzio	By: /s/ Daniel Novegil
Name: Pablo Brizzio	Name: Daniel Novegil
Title: Chief Financial Officer	Title: Chief Executive Officer

Dated: November 8, 2012

TERNIUM S.A.

Consolidated Condensed Interim

Financial Statements as of September 30, 2012

and for the nine-month periods

ended on September 30, 2012 and 2011

29 Avenue de la Porte-Neuve, 3rd floor

L – 2227

R.C.S. Luxembourg: B 98 668

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of September 30, 2012 and for the nine-month periods ended September 30, 2012 and 2011

INDEX

		Page
Report of Independent Registered Public Accounting Firm		1
Consolidated Condensed Interim Income Statements		2
Consolidated Condensed Interim Statements of Comprehensive Income		3
Consolidated Condensed Interim Statements of Financial Position		4
Consolidated Condensed Interim Statements of Changes in Equity		5
Consolidated Condensed Interim Statements of Cash Flows		7
Notes to the Consolidated Condensed Interim Financial Statements
1	General information and basis of presentation	8
2	Accounting policies	9
3	Changes in accounting policies and disclosures	10
4	Change in functional currency of Mexican subsidiaries	11
5	Acquisition of participation in Usiminas	11
6	Segment information	13
7	Cost of sales	14
8	Selling, general and administrative expenses	15
9	Other financial income, net	15
10	Property, plant and equipment, net	15
11	Intangible assets, net	16
12	Investments in non-consolidated companies	16
13	Distribution of dividends	17
14	Contingencies, commitments and restrictions on the distribution of profits	17
15	Nationalization of Sidor	19
16	Repurchase of shares from Usiminas concurrently with secondary public offering	19
17	Related party transactions	20
18	Subsequent events – Payment received on the Sidor receivable	21

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of September 30, 2012 and for the nine-month periods ended September 30, 2012 and 2011 (All amounts in USD thousands)

Consolidated Condensed Interim Income Statements

		Three-month period ended September 30,		Nine-month period ended September 30,
	Notes	2012	2011	2012	2011
		(Unaudited)		(Unaudited)
Net sales	6	2,197,955	2,455,181	6,537,102	6,922,270
Cost of sales	6 & 7	(1,751,446)	(1,888,582)	(5,139,443)	(5,292,746)

Gross profit	6	446,509	566,599	1,397,659	1,629,524

Selling, general and administrative expenses	6 & 8	(197,638)	(215,736)	(612,208)	(638,208)
Other operating income (expenses), net	6	3,599	(1,802)	7,783	(10,964)

Operating income	6	252,470	349,061	793,234	980,352

Interest expense		(35,198)	(28,294)	(112,501)	(68,732)
Interest income		3,418	7,209	14,907	33,903
Other financial (expenses) income, net	9	(2,004)	(291,362)	8,961	(197,340)

Equity in (losses) earnings of non-consolidated companies		(6,254)	1,518	(9,323)	7,500

Income before income tax expense		212,432	38,132	695,278	755,683

Income tax expense		(65,882)	(14,711)	(233,119)	(242,211)

Profit for the period		146,550	23,421	462,159	513,472

Equity holders of the Company		122,640	6,404	393,016	408,810
Non-controlling interest		23,910	17,017	69,143	104,662

Profit for the period		146,550	23,421	462,159	513,472

Weighted average number of shares outstanding		1,963,076,776	1,963,076,776	1,963,076,776	1,970,097,533

Basic and diluted earnings per share for profit attributable to the equity holders of the company (expressed in USD per share)		0.06	0.00	0.20	0.21

The accompanying notes are an integral part of these consolidated condensed interim financial statements. These consolidated condensed interim financial statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2011.

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of September 30, 2012 and for the nine-month periods ended September 30, 2012 and 2011 (All amounts in USD thousands)

Consolidated Condensed Interim Statements of Comprehensive Income

	Three-month period ended September 30,		Nine-month period ended September 30,
	2012	2011	2012	2011
	(Unaudited)		(Unaudited)
Profit for the period	146,550	23,421	462,159	513,472

Other comprehensive income:
Currency translation adjustment	(35,288)	(359,744)	(90,518)	(304,124)
Changes in the fair value of derivatives classified as cash flow hedges	1,051	6,146	17,658	17,606
Income tax relating to cash flow hedges	(315)	(1,844)	(2,839)	(5,282)

Other comprehensive income from participation in non-consolidated companies:
Currency translation adjustment	(8,983)	-	(272,116)	-
Changes in the fair value of derivatives classified as cash flow hedges	1,021	-	(332)	-
Others	(2,310)	-	(5,347)	-

Other comprehensive (loss) income for the period, net of tax	(44,824)	(355,442)	(353,494)	(291,800)

Total comprehensive income for the period	101,726	(332,021)	108,665	221,672

Attributable to:
Equity holders of the Company	94,197	(293,270)	103,026	177,469
Non-controlling interest	7,529	(38,751)	5,639	44,203

Total comprehensive income for the period	101,726	(332,021)	108,665	221,672

The accompanying notes are an integral part of these consolidated condensed interim financial statements. These consolidated condensed interim financial statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2011.

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of September 30, 2012 and for the nine-month periods ended September 30, 2012 and 2011 (All amounts in USD thousands)

Consolidated Condensed Interim Statements of Financial Position

	Notes	September 30, 2012		December 31, 2011
ASSETS		(Unaudited)
Non-current assets
Property, plant and equipment, net	10	4,309,630		3,969,187
Intangible assets, net	11	970,675		977,711
Investments in non-consolidated companies	12	2,054,273		94,875
Other investments		7,137		14,087
Deferred tax assets		13,845		8,101
Receivables, net		87,210		124,201
Trade receivables, net		4,560	7,447,330	7,526	5,195,688

Current assets
Receivables		143,143		91,516
Derivative financial instruments		-		50
Inventories, net		2,091,498		2,123,516
Trade receivables, net		813,062		745,904
Sidor financial asset	15	136,719		136,294
Other investments		162,168		281,676
Cash and cash equivalents		327,587	3,674,177	2,158,044	5,537,000

Non-current assets classified as held for sale			4,962		10,374

			3,679,139		5,547,374

Total assets			11,126,469		10,743,062

EQUITY
Capital and reserves attributable to the company’s equity holders			5,712,166		5,756,371

Non-controlling interest			1,116,214		1,084,827

Total equity			6,828,380		6,841,198

LIABILITIES
Non-current liabilities
Provisions		17,259		15,340
Deferred income tax		691,062		740,576
Other liabilities		236,684		196,974
Trade payables		19,108		21,096
Borrowings		1,229,049	2,193,162	948,495	1,922,481

Current liabilities
Current tax liabilities		214,589		106,625
Other liabilities		123,905		112,924
Trade payables		695,595		682,292
Derivative financial instruments		894		29,902
Borrowings		1,069,944	2,104,927	1,047,641	1,979,383

Total liabilities			4,298,089		3,901,864

Total equity and liabilities			11,126,469		10,743,062

The accompanying notes are an integral part of these consolidated condensed interim financial statements. These consolidated condensed interim financial statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2011.

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of September 30, 2012 and for the nine-month periods ended September 30, 2012 and 2011 (All amounts in USD thousands)

Consolidated Condensed Interim Statements of Changes in Equity

	Attributable to the Company’s equity holders (1)
	Capital stock (2)	Treasury shares	Initial public offering expenses	Reserves (3)	Capital stock issue discount (4)	Currency translation adjustment	Retained earnings	Total	Non-controlling interest	Total Equity

Balance at January 1, 2012	2,004,743	(150,000)	(23,295)	1,542,040	(2,324,866)	(864,353)	5,572,102	5,756,371	1,084,827	6,841,198

Profit for the period							393,016	393,016	69,143	462,159
Other comprehensive income (loss) for the period
Currency translation adjustment						(298,436)		(298,436)	(64,198)	(362,634)
Cash flow hedges, net of tax				13,247				13,247	1,240	14,487
Others				(4,801)				(4,801)	(546)	(5,347)
Total comprehensive income for the period	-	-	-	8,446	-	(298,436)	393,016	103,026	5,639	108,665
Dividends paid in cash (5)							(147,231)	(147,231)		(147,231)
Dividends paid in cash by subsidiary companies								-	(15,902)	(15,902)
Contributions from non-controlling shareholders in consolidated subsidiaries (6)								-	41,650	41,650

Balance at September 30, 2012 (unaudited)	2,004,743	(150,000)	(23,295)	1,550,486	(2,324,866)	(1,162,789)	5,817,887	5,712,166	1,116,214	6,828,380

(1) Shareholders’ equity determined in accordance with accounting principles generally accepted in Luxembourg is disclosed in Note 14 (iii).

(2) The Company has an authorized share capital of a single class of 3.5 billion shares having a nominal value of USD 1.00 per share. As of September 30, 2012, there were 2,004,743,442 shares issued. All issued shares are fully paid.

(3) Include legal reserve under Luxembourg law for USD 200.5 million, undistributable reserves under Luxembourg law for USD 1.4 billion, hedge accounting reserve, net of tax effect, for USD 0.5 million and reserves related to the acquisition of non-controlling interest in subsidiaries according to IAS 27 for USD (58.5) million.

(4) Represents the difference between book value of non-monetary contributions received from shareholders under Luxembourg GAAP and IFRS.

(5) See note 16.

(6) Corresponds to the contribution made by Nippon Steel Corporation in Tenigal, S.R.L. de C.V.

Dividends may be paid by Ternium to the extent distributable retained earnings calculated in accordance with Luxembourg law and regulations exist. Therefore, retained earnings included in these consolidated financial statements may not be wholly distributable. See Note 14 (iii).

The accompanying notes are an integral part of these consolidated condensed interim financial statements. These consolidated condensed interim financial statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2011.

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of September 30, 2012 and for the nine-month periods ended September 30, 2012 and 2011 (All amounts in USD thousands)

Consolidated Condensed Interim Statements of Changes in Equity

	Attributable to the Company’s equity holders (1)
	Capital stock (2)	Treasury shares (3)	Initial public offering expenses	Reserves (4)	Capital stock issue discount (5)	Currency translation adjustment	Retained earnings	Total	Non-controlling interest	Total Equity

Balance at January 1, 2011	2,004,743	-	(23,295)	1,635,126	(2,324,866)	(517,432)	5,106,464	5,880,740	1,135,361	7,016,101

Profit for the period							408,810	408,810	104,662	513,472
Other comprehensive income (loss) for the period
Currency translation adjustment						(242,274)		(242,274)	(61,850)	(304,124)
Cash flow hedges, net of tax				10,933				10,933	1,391	12,324
Total comprehensive income for the period	-	-	-	10,933	-	(242,274)	408,810	177,469	44,203	221,672
Dividends paid in cash (3)				(99,329)			(47,902)	(147,231)		(147,231)
Dividends paid in cash by subsidiary companies								-	(140,579)	(140,579)
Repurchase of own shares to Usiminas (3)		(150,000)						(150,000)		(150,000)
Contributions from non-controlling shareholders in consolidated subsidiaries (6)								-	39,200	39,200

Balance at September 30, 2011 (unaudited)	2,004,743	(150,000)	(23,295)	1,546,730	(2,324,866)	(759,706)	5,467,372	5,760,978	1,078,185	6,839,163

(1) Shareholders’ equity determined in accordance with accounting principles generally accepted in Luxembourg is disclosed in Note 14 (iii).

(2) The Company has an authorized share capital of a single class of 3.5 billion shares having a nominal value of USD 1.00 per share. As of September 30, 2011, there were 2,004,743,442 shares issued. All issued shares are fully paid.

(3) See note 16.

(4) Include legal reserve under Luxembourg law for USD 200.5 million, distributable reserves under Luxembourg law for USD 101.4 million, undistributable reserves under Luxembourg law for USD 1.4 billion, hedge accounting reserve, net of tax effect, for USD (10.1) million and reserves related to the acquisition of non-controlling interest in subsidiaries according to IAS 27 for USD (58.5) million.

(5) Represents the difference between book value of non-monetary contributions received from shareholders under Luxembourg GAAP and IFRS.

(6) Corresponds to the contribution made by Nippon Steel Corporation in Tenigal, S.R.L. de C.V.

Dividends may be paid by Ternium to the extent distributable retained earnings calculated in accordance with Luxembourg law and regulations exist. Therefore, retained earnings included in these consolidated financial statements may not be wholly distributable. See Note 14 (iii).

The accompanying notes are an integral part of these consolidated condensed interim financial statements. These consolidated condensed interim financial statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2011.

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of September 30, 2012 and for the nine-month periods ended September 30, 2012 and 2011 (All amounts in USD thousands)

Consolidated Condensed Interim Statements of Cash Flows

		Nine-month period ended September 30,
	Notes	2012	2011
		(Unaudited)
Cash flows from operating activities
Profit for the period		462,159	513,472
Adjustments for:
Depreciation and amortization	10 & 11	266,675	302,332
Income tax accruals less payments		69,135	(250,159)
Equity in losses (earnings) of non-consolidated companies		9,323	(7,501)
Interest accruals less payments		(13,093)	18,136
Changes in provisions		4,676	28,049
Changes in working capital		(80,153)	(573,476)
Net foreign exchange results and others		59,902	151,324
Net cash provided by operating activities		778,624	182,177

Cash flows from investing activities
Capital expenditures	10 & 11	(710,196)	(426,380)
Acquisition of business - Purchase consideration	5	(2,243,610)	-
Decrease in other investments		126,458	193,035
Proceeds from the sale of property, plant and equipment		1,480	1,377
Dividends received from non-consolidated companies		4,718	-
Proceeds from Sidor financial asset	15	-	133,084
Net cash used in investing activities		(2,821,150)	(98,884)

Cash flows from financing activities
Dividends paid in cash to company’s shareholders		(147,231)	(147,231)
Dividends paid in cash by subsidiary companies		(15,902)	(140,579)
Contributions from non-controlling shareholders in consolidated subsidiaries		41,650	39,200
Repurchase of treasury shares	16	-	(150,000)
Proceeds from borrowings		1,038,233	612,205
Repayments of borrowings		(699,838)	(572,081)
Net cash provided by (used in) financing activities		216,912	(358,486)

Decrease in cash and cash equivalents		(1,825,614)	(275,193)

Movement in cash and cash equivalents
At January 1,		2,158,044	1,779,295
Effect of exchange rate changes		(4,843)	(20,125)
Decrease in cash and cash equivalents		(1,825,614)	(275,193)
Cash and cash equivalents at September 30, (1)		327,587	1,483,977

(1)   It includes restricted cash of USD 48 and USD 386 as of September 30, 2012 and 2011, respectively. In addition , the Company had other investments with a maturity of more than three months for USD 162,168 as of September 30, 2012.

The accompanying notes are an integral part of these consolidated condensed interim financial statements. These consolidated condensed interim financial statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2011.

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of September 30, 2012 and for the nine-month periods ended September 30, 2012 and 2011

Notes to the Financial Statements

1.      GENERAL INFORMATION AND BASIS OF PRESENTATION

Ternium S.A. (the “Company” or “Ternium”), was incorporated on December 22, 2003 to hold investments in flat and long steel manufacturing and distributing companies.  The Company has an authorized share capital of a single class of 3.5 billion shares having a nominal value of USD 1.00 per share.  As of September 30, 2012, there were 2,004,743,442 shares issued.  All issued shares are fully paid.

Following a corporate reorganization carried out during fiscal year 2005, in January 2006 the Company successfully completed its registration process with the United States Securities and Exchange Commission (“SEC”).  Ternium’s ADSs began trading on the New York Stock Exchange under the symbol “TX” on February 1, 2006.  The Company’s initial public offering was settled on February 6, 2006.  On January 31, 2011, the Company filed with the SEC a registration statement on form F-3 relating to sales of equity and debt securities.

The Company was initially established as a public limited liability company (société anonyme) under Luxembourg’s 1929 holding company regime.  Until termination of such regime on December 31, 2010, holding companies incorporated under the 1929 regime (including the Company) were exempt from Luxembourg corporate and withholding tax over dividends distributed to shareholders.

On January 1, 2011, the Company became an ordinary public limited liability company (société anonyme) and, effective as from that date, the Company is subject to all applicable Luxembourg taxes (including, among others, corporate income tax on its worldwide income) and its dividend distributions will generally be subject to Luxembourg withholding tax.  However, dividends received by the Company from subsidiaries in high income tax jurisdictions, as defined under Luxembourg law, will continue to be exempt from corporate income tax in Luxembourg under Luxembourg’s participation exemption.

As part of the Company’s corporate reorganization in connection with the termination of Luxembourg’s 1929 holding company regime, on December 6, 2010, the Company contributed its equity holdings in all its subsidiaries and all its financial assets to its Luxembourg wholly-owned subsidiary Ternium Investments S.à.r.l., or Ternium Investments, in exchange for newly issued corporate units of Ternium Investments. As the assets contributed were recorded at their historical carrying amount in accordance with Luxembourg GAAP, the Company’s December 2010 contribution of such assets to Ternium Investments resulted in a non-taxable revaluation of the accounting value of the Company’s assets under Luxembourg GAAP. The amount of the December 2010 revaluation was equal to the difference between the historical carrying amounts of the assets contributed and the value at which such assets were contributed and amounted to USD4.0 billion. However, for the purpose of these consolidated financial statements, the assets contributed by Ternium to its wholly-owned subsidiary Ternium Investments were recorded based on their historical carrying amounts in accordance with IFRS, with no impact on the financial statements.

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of September 30, 2012 and for the nine-month periods ended September 30, 2012 and 2011

1.      GENERAL INFORMATION AND BASIS OF PRESENTATION (continued)

Following the completion of the corporate reorganization, and upon its conversion into an ordinary Luxembourg holding company, the Company voluntarily recorded a special reserve exclusively for tax-basis purposes. As of December 31, 2011 and 2010, this special tax reserve amounted to USD 7.7 billion and USD 7.9 billion, respectively. The Company expects that, as a result of its corporate reorganization, its current overall tax burden will not increase, as all or substantially all of its dividend income will come from high income tax jurisdictions. In addition, the Company expects that dividend distributions for the foreseeable future will be imputed to the special reserve and therefore should be exempt from Luxembourg withholding tax under current Luxembourg law.

The name and percentage of ownership of subsidiaries that have been included in consolidation in these Consolidated Condensed Interim Financial Statements is disclosed in Note 2 to the audited Consolidated Financial Statements for the year ended December 31, 2011.

Certain comparative amounts have been reclassified to conform to changes in presentation in the current period. See also note 3.

The preparation of consolidated condensed interim financial statements requires management to make estimates and assumptions that might affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the statement of financial position, and also the reported amounts of revenues and expenses for the reported periods. Actual results may differ from these estimates.

Material intercompany transactions and balances have been eliminated in consolidation. However, the fact that the functional currency of the Company’s subsidiaries differ, results in the generation of foreign exchange gains and losses that are included in the consolidated condensed interim income statement under “Other financial  income (expenses), net”.

These Consolidated Condensed Interim Financial Statements have been approved for issue by the Board of Directors of Ternium on November 6, 2012.

2.      ACCOUNTING POLICIES

These Consolidated Condensed Interim Financial Statements have been prepared in accordance with IAS 34, “Interim Financial Reporting” and are unaudited. These Consolidated Condensed Interim Financial Statements should be read in conjunction with the audited Consolidated Financial Statements for the year ended December 31, 2011, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board, and adopted by the European Union. Recently issued accounting pronouncements were applied by the Company as from their respective dates.

These Consolidated Condensed Interim Financial Statements have been prepared following the same accounting policies used in the preparation of the audited Consolidated Financial Statements for the year ended December 31, 2011, except for the changes described below.

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of September 30, 2012 and for the nine-month periods ended September 30, 2012 and 2011

3.      CHANGES IN ACCOUNTING POLICIES AND DISCLOSURES

The Company has early-adopted the following standards, together with the consequential amendments to other IFRS, for the year ended December 31, 2012:

•    IFRS 10, “Consolidated financial statements”: IFRS 10 was issued in May 2011 and replaces all the guidance on control and consolidation in IAS 27, “Consolidated and separate financial statements”, and SIC-12, “Consolidation – special purpose entities”.  Full retrospective application is required in accordance with the transition provisions of the standard, unless impracticable, in which case the Company applies it from the earliest practicable date.

•    IFRS 11, “Joint arrangements”: IFRS 11 was issued in May 2011 and replaces all the guidance on joint arrangements included in IAS 31, “Interests in joint ventures”.

•    IFRS 12, “Disclosure of interests in other entities”: IFRS 12 was issued in May 2011, and provides disclosure requirements on interests in subsidiaries, associates, joint arrangements, and unconsolidated structured entities.

•    IAS 27, “Separate financial statements”: IAS 27 was amended in May 2011 following the issuance of IFRS 10. The revised IAS 27 deals only with the accounting for subsidiaries, associates and joint arrangements in the separate financial statements of the parent company.

The Company has applied the above standards retrospectively.  The above standards did not result in significant changes to the Company’s financial statements as at the date of the early adoption. Investments in joint ventures are shown together with investments in associates under the caption "Investments in non-consolidated companies". The main change is the deconsolidation of Consorcio Minero Benito Juarez Peña Colorada S.A. de C.V., which was proportionately consolidated until December 31, 2011.

As a consequence of this early adoption effective as from January 1, 2012, the following note should replace note 4 (a)(1) paragraph 1 and 4 (a)(2) as included in the audited Consolidated Financial Statements for the year ended December 31, 2011:

(1)  Subsidiary companies and transactions with non-controlling interests

Subsidiaries are all entities over which the Company has control. The Company controls an entity when the Company is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.  Subsidiaries are fully consolidated from the date on which control is transferred to the Company.  They are deconsolidated from the date that control ceases.

(2)  Joint ventures

Prior to January 1, 2012, the Company reported its interests in jointly controlled entities using proportionate consolidation.  The Company’s share of the assets, liabilities, income, expenses and cash flows of jointly controlled entities were combined on a line-by-line basis with similar items in the Company’s financial statements.  Where the Company transacts with its jointly controlled entities, unrealized profits and losses were eliminated to the extent of the Company’s interest in the joint venture.

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of September 30, 2012 and for the nine-month periods ended September 30, 2012 and 2011

3.      CHANGES IN ACCOUNTING POLICIES AND DISCLOSURES (continued)

The Company has applied the new policy of equity value for interests in joint ventures occurring on or after January 1, 2010, in accordance with the transition provisions of IFRS 11.  The Company recognizes its investment in joint ventures at the beginning of the earliest period presented (January 1, 2010) as the deemed cost of the Company’s investments in joint ventures for applying equity accounting.

Under the equity method of accounting, interests in joint ventures are initially recognized in the consolidated statement of financial position at cost and adjusted thereafter to recognize the Company’s share of the post-acquisition profits or losses in other comprehensive income in the income statement.

4.      CHANGE IN FUNCTIONAL CURRENCY OF MEXICAN SUBSIDIARIES

Due to changes in the primary economic environment in which its Mexican subsidiaries operate and in accordance with International Financial Reporting Standards, the Company performed a functional currency review and concluded that the functional currency of its Mexican subsidiaries should change prospectively to the U.S. dollar, effective as of January 1, 2012. The main indicators of such change in economic environment are: an increase of revenues determined and denominated in U.S. dollars (which is expected to continue increasing); the elimination of Mexican import duties on steel products effective 2012; an increase in the weight of raw material costs with U.S. dollar-denominated prices; and a determination that capital expenditures in Mexico (which are made to increase supply capabilities in connection with growing automobile exports to the U.S. market) are mainly incurred in U.S. dollars.

5.      ACQUISITION OF PARTICIPATION IN USIMINAS

On November 27, 2011, the Company’s wholly-owned Luxembourg subsidiary Ternium Investments S.à r.l., together with the Company’s Argentine majority-owned subsidiary Siderar S.A.I.C. (and Siderar’s wholly-owned Uruguayan subsidiary Prosid Investments S.C.A.), and Confab Industrial S.A., a majority-owned Brazilian subsidiary of Tenaris S.A. (“TenarisConfab”), entered into share purchase agreements with Camargo Corrêa, Votorantim and Caixa dos Empregados da Usiminas (Usiminas employee pension fund, or CEU) for the acquisition of 139.7 million ordinary shares of Usinas Siderúrgicas de Minas Gerais S.A. – USIMINAS (“Usiminas”), representing 27.66% of Usiminas’ voting capital, at a price of BRL 36.0 (approximately USD 19.0) per ordinary share.

With strategically located facilities near the main consumers of steel in Brazil and iron ore mines in the Serra Azul region, Usiminas is organized under four main business units: Mining, Steel, Steel Processing and Capital Goods.

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of September 30, 2012 and for the nine-month periods ended September 30, 2012 and 2011

5.      ACQUISITION OF PARTICIPATION IN USIMINAS (continued)

Upon closing of the transaction on January 16, 2012, Ternium Investments, Siderar and TenarisConfab joined Usiminas’ existing control group through the acquisition of 84.7, 30.0, and 25.0 million ordinary shares, respectively. In addition, Nippon Steel acquired from CEU 8.5 million ordinary shares. In addition, Ternium Investments, Siderar, Prosid and TenarisConfab entered into an amended and restated Usiminas shareholders’ agreement with Nippon Steel, Mitsubishi, Metal One and CEU, governing Ternium Investments, Siderar (and Prosid) and TenarisConfab’s rights within the Usiminas control group; most decisions in that control group are subject for its approval to a 65% majority of the control group shares. As a result of these transactions, the control group, which holds 322.7 million ordinary shares representing the majority of Usiminas’ voting rights, is now formed as follows: Nippon Group 46.1%, Ternium/Tenaris Group 43.3%, and CEU 10.6%. The rights of Ternium Investments, Siderar (and Prosid) and TenarisConfab within the Ternium/Tenaris Group are governed under a separate shareholders agreement.

Ternium holds 35.6% of Usiminas’ voting rights over the control group and 22.71% of Usiminas’ ordinary shares, and has a participation in Usiminas’ results of 11.32%.

As of the date of issuance of these consolidated condensed interim financial statements, the Company has not yet completed its purchase price allocation procedures, which will be finished and included in the year-end financial statements. Once the purchase price allocation has been completed, certain modifications to the value attributed to the assets and liabilities acquired may be required. In addition to its net share of the losses (USD 19 million), during the nine-month period ended on September 30, 2012, the Company recognized other negative adjustments in connection with its investment in Usiminas for a total amount of USD 278 million.  These negative adjustments, which are recorded as Other comprehensive loss, are mainly attributable to a currency translation adjustment generated by the investment in Usiminas being maintained in Brazilian real and are calculated as provided by IAS 21 “The effects of changes in foreign exchange rates”.  As a result of these losses, the Company’s participation in Usiminas as of September 30, 2012 amounted to USD 1,942 million, compared to a purchase price of USD 2.244 million. The Company has not yet completed any impairment test over its investment in Usiminas.

On October 30,  2012,  Usiminas published its interim accounts as of and for the nine-months ended September 30, 2012, which state that revenues, post-tax losses from continuing operations and net assets  amounted to USD 4,943 million, USD 126 million and USD 8,295 million, respectively.

Ternium Investments and Siderar financed their BRL 4.1 billion share (approximately USD 2.2 billion) of the Usiminas acquisition with cash on hand and, in the case of Ternium Investments, a USD 700 million term loan with a syndicate of banks led by Credit Agricole Corporate and Investment Bank as administrative agent  (the “Ternium facility”).

Ternium Investments’ loans under the Ternium Facility are to be repaid in nine consecutive and equal semi-annual installments commencing on January 2013. The Ternium facility contains covenants customary for transactions of this type, including limitations to additional debt; limitations on the sale of certain assets and compliance with financial ratios (e.g., leverage ratio and minimum cash requirements). There are no limitations to the payment of dividends or capital expenditures under the Ternium facility, except in case of non-compliance with the above mentioned covenants.

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of September 30, 2012 and for the nine-month periods ended September 30, 2012 and 2011

6.      SEGMENT INFORMATION

REPORTABLE OPERATING SEGMENTS

For management purposes, the Company is organized on a worldwide basis into the following segments: flat steel products, long steel products and others.

The flat steel products segment comprises the manufacturing and marketing of hot rolled coils and sheets, cold rolled coils and sheets, tin plate, welded pipes, hot dipped galvanized and electro-galvanized sheets, pre-painted sheets and other tailor-made products to serve its customers’ requirements.

The long steel products segment comprises the manufacturing and marketing of billets (steel in its basic, semi-finished state), wire rod and bars.

The other products segment includes products other than flat and long steel, mainly pig iron, pellets and pre-engineered metal buildings.

	Nine-month period ended September 30, 2012 (Unaudited)
	Flat steel products	Long steel products	Other	Total

Net sales	5,508,209	1,007,410	21,483	6,537,102
Cost of sales	(4,377,119)	(744,647)	(17,677)	(5,139,443)
Gross profit	1,131,090	262,763	3,806	1,397,659

Selling, general and administrative expenses	(522,883)	(84,178)	(5,147)	(612,208)
Other operating income, net	4,807	2,950	26	7,783

Operating income (loss)	613,014	181,535	(1,315)	793,234

Depreciation - PP&E	204,810	20,753	865	226,428

	Nine-month period ended September 30, 2011 (Unaudited)
	Flat steel products	Long steel products	Other	Total

Net sales	5,935,257	911,046	75,967	6,922,270
Cost of sales	(4,599,200)	(652,828)	(40,717)	(5,292,746)
Gross profit	1,336,057	258,218	35,250	1,629,524

Selling, general and administrative expenses	(550,775)	(78,321)	(9,113)	(638,208)
Other operating (expenses) income, net	(14,156)	3,035	157	(10,964)

Operating income	771,126	182,932	26,295	980,352

Depreciation - PP&E	229,025	19,961	1,180	250,166

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of September 30, 2012 and for the nine-month periods ended September 30, 2012 and 2011

6.      SEGMENT INFORMATION (continued)

GEOGRAPHICAL INFORMATION

There are no revenues from external customers attributable to the Company’s country of incorporation (Luxembourg). Ternium sells its products to three main geographical areas:  South and Central America, North America, and Europe and others.  The North American area comprises principally United States and Mexico.  The South and Central American area comprises principally Argentina, Colombia, Paraguay, Guatemala, Costa Rica, Uruguay, Dominican Republic and Honduras.

	Nine-month period ended September 30, 2012 (Unaudited)
	South and Central America	North America	Europe and other	Total

Net sales	2,744,185	3,785,682	7,235	6,537,102

Depreciation - PP&E	98,415	127,914	99	226,428

	Nine-month period ended September 30, 2011 (Unaudited)
	South and Central America	North America	Europe and other	Total

Net sales	3,043,223	3,837,440	41,607	6,922,270

Depreciation - PP&E	105,786	144,364	16	250,166

7.      COST OF SALES

	Nine-month period ended September 30,
	2012	2011
	(Unaudited)

Inventories at the beginning of the year	2,123,516	1,943,115
Translation differences	(70,418)	(160,056)
Plus: Charges for the period
Raw materials and consumables used and other movements	4,149,400	4,801,806
Services and fees	89,949	94,835
Labor cost	426,508	408,473
Depreciation of property, plant and equipment	220,081	237,620
Amortization of intangible assets	6,976	12,927
Maintenance expenses	285,814	248,150
Office expenses	5,424	5,568
Insurance	4,769	5,090
Charge of obsolescence allowance	9,219	6,948
Recovery from sales of scrap and by-products	(32,945)	(30,624)
Others	12,649	19,726

Less: Inventories at the end of the period	(2,091,499)	(2,300,832)
Cost of Sales	5,139,443	5,292,746

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of September 30, 2012 and for the nine-month periods ended September 30, 2012 and 2011

8.      SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

	Nine-month period ended September 30,
	2012	2011
	(Unaudited)
Services and fees	73,731	71,921
Labor cost	161,765	153,505
Depreciation of property plant and equipment	6,347	12,546
Amortization of intangible assets	33,271	39,240
Maintenance and expenses	4,638	12,448
Taxes	84,770	91,393
Office expenses	34,196	28,141
Freight and transportation	201,118	210,726
Increase of allowance for doubtful accounts	629	208
Others	11,743	18,080
Selling, general and administrative expenses	612,208	638,208

9.      OTHER FINANCIAL INCOME, NET

	Nine-month period ended September 30,
	2012	2011
	(Unaudited)
Net foreign exchange gain	7,835	(164,054)
Change in fair value of financial instruments	11,710	(24,194)
Debt issue costs	(4,455)	(3,888)
Others	(6,129)	(5,204)
Other financial income, net	8,961	(197,340)

10.    PROPERTY, PLANT AND EQUIPMENT, NET

	Nine-month period ended September 30,
	2012	2011
	(Unaudited)
At the beginning of the year	3,969,187	4,203,685

Currency translation differences	(102,618)	(293,512)
Additions	675,967	391,974
Disposals	(6,478)	(7,524)
Depreciation charge	(226,428)	(250,166)
At the end of the period	4,309,630	4,044,458

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of September 30, 2012 and for the nine-month periods ended September 30, 2012 and 2011

11.    INTANGIBLE ASSETS, NET

	Nine-month period ended September 30,
	2012	2011
	(Unaudited)
At the beginning of the year	977,711	1,121,728

Currency translation differences	(1,019)	(83,746)
Additions	34,230	34,406
Amortization charge	(40,247)	(52,167)
At the end of the period	970,675	1,020,220

12.    INVESTMENTS IN NON-CONSOLIDATED COMPANIES

Company	Country of incorporation	Main activity	Voting rights at		Value at
			September 30, 2012	December 31, 2011	September 30, 2012	December 31, 2011

Usinas Siderurgicas de Minas Gerais S.A. - USIMINAS	Brazil	Manufacturing and selling of steel products	22.71%	-	1,942,297	-
Consorcio Minero Benito Juarez Peña Colorada S.A.de C.V.	Mexico	Exploration, exploitation and pelletizing of iron ore	50.00%	50.00%	102,642	85,563
Lomond Holdings B.V.	Netherlands	Holding company	50.00%	50.00%	7,813	7,299
Finma S.A.I.F.	Argentina	Consulting and financial services company	33.33%	33.33%	1,144	1,429
Arhsa S.A.	Argentina	Consulting and financial services company	33.33%	33.33%	191	380
Techinst S.A.	Argentina	Consulting and financial services company	33.33%	33.33%	185	204
					2,054,273	94,875

Value of investment	USIMINAS

At January 1, 2012	-
Acquisition of participation	2,243,610
Dividends received	(4,718)
Share of results	(18,802)
Other comprehensive income	(277,793)

At September 30, 2012	1,942,297

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of September 30, 2012 and for the nine-month periods ended September 30, 2012 and 2011

13.    DISTRIBUTION OF DIVIDENDS

During the annual general shareholders´ meeting held on May 2, 2012, the shareholders approved the consolidated financial statements and unconsolidated annual accounts for the year ended December 31, 2011 and a distribution of dividends of USD 0.075 per share (USD 0.75 per ADS), or USD 150.4 million. The dividends were paid on May 10, 2012. See note 16.

14.    CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS

This note should be read in conjunction with Note 25 to the Company’s audited Consolidated Financial Statements for the year ended December 31, 2011.  Significant changes or events since the date of issue of such financial statements are as follows:

(i) Ternium Mexico. SAT – Income tax claim for fiscal year 2004

On January 26, 2012, the Mexican tax authorities notified Ternium Mexico and its subsidiary Acerus S.A. de C.V. of a tax assessment that challenges the value attributed by a predecessor of Acerus to a capital reduction made in 2004 (i.e., prior to the Company’s investment in Ternium Mexico’s predecessor Grupo Imsa in 2007) and assessed an income tax deficiency. The tax authorities assert that the capital reduction should have been valued at a price significantly higher than the value attributed at the time by the shareholder.  The proposed assessment represents an estimated contingency of MXN 4,162 Million (approximately USD 324 million) at September 30, 2012, in taxes and penalties.  On April 2, 2012, Ternium Mexico filed an appeal to this assessment before the Mexican tax authorities and reserved the right to further appeal to the tax courts. The Company believes that it is not probable that the ultimate resolution of the matter will result in an obligation.  Accordingly, no provision was recorded in these Consolidated Financial Statements.

(ii) Siderar

Siderar entered into a contract with Tenaris, a related company of Ternium, for the supply of steam generated at the power generation facility that Tenaris owns in the compound of the Ramallo facility of Siderar. Under this contract, Tenaris has to provide 250 tn/hour of steam, and Siderar has the obligation to take or pay this volume. The amount of this outsourcing agreement totals USD 83.3 million and is due to terminate in 2018.

Siderar, within the investment plan, has entered into several commitments to acquire new production equipment for a total consideration of USD 99.2 million.

Siderar assumed fixed commitments for the purchase of raw materials for a total amount of USD 389.3 million to be expended during the next 3 years.

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of September 30, 2012 and for the nine-month periods ended September 30, 2012 and 2011

14.    CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS (continued)

Siderar is a party to a long-term contract with Air Liquide Argentina S.A. for the supply of oxygen, nitrogen and argon.  The agreement requires Siderar to take or pay minimum daily amounts of these gases for an aggregate amount of USD 55.1 million to satisfy Siderar’s current production needs through 2021, and to make incremental purchases of these gases for an aggregate amount of USD 117.9 million to satisfy the requirements through 2025 of a new separation facility to be constructed as part of Siderar's expansion plan.  As a result of the market conditions that began in 2008 and the uncertainties surrounding the evolution of steel demand in the domestic and global markets, Siderar put the new separation facility project on hold and the parties engaged in discussions for the renegotiation of the contract.  In February 2011, Siderar and Air Liquide Argentina reached agreement on the terms of the renegotiation; the obligations of the parties under the agreement related to the new separation facility were suspended through September 30, 2012, and Siderar agreed to purchase from Air Liquide Argentina certain equipment for an aggregate amount of approximately USD 21.3 million. As of September 30, 2012, Siderar had paid advances in connection with equipment purchase orders in an amount of USD 12.5 million. On May 15, 2012, Siderar notified to Air Liquide Argentina its decision to resume the construction of the new facility and, as a result, Air Liquide Argentina will be required to repurchase all the equipment purchase orders at the price paid by Siderar. In addition, Siderar and Air Liquide Argentina will need to reach agreement on the new term for the separation facility project and the parties’ rights and obligations related to it.

(iii) Restrictions on the distribution of profits

Under Luxembourg law, at least 5% of net income per year calculated in accordance with Luxembourg law and regulations must be allocated to a reserve until such reserve equals 10% of the share capital. At December 31, 2011, this reserve reached the above-mentioned threshold.

As of December 31, 2011, Ternium may pay dividends up to USD 6.1 billion in accordance with Luxembourg law and regulations.

Shareholders' equity under Luxembourg law and regulations comprises the following captions:

As of December 31, 2011

Share capital	2,004,743
Legal reserve	200,474
Non distributable reserves	1,414,122
Accumulated profit at January 1, 2011 (1)	6,153,015
Loss for the year	(20,029)

Total shareholders' equity under Luxembourg GAAP	9,752,325

(1) As a result of the repurchase of its own shares from Usiminas on February 15, 2011, the Company is required under applicable Luxembourg law to create a new non-distributable reserve in the amount of USD 150 million.

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of September 30, 2012 and for the nine-month periods ended September 30, 2012 and 2011

15.       NATIONALIZATION OF SIDOR

On March 31, 2008, Ternium S.A. (the “Company”) controlled, through its Spanish subsidiary Consorcio Siderurgia Amazonia S.L. (“Amazonia”), approximately 59.7% of Venezuelan steelmaker Sidor C.A., while Corporación Venezolana de Guayana, or CVG (a Venezuelan governmental entity), and Banco de Desarrollo Económico y Social de Venezuela, or BANDES (a bank owned by the Venezuelan government), held approximately 20.4% of Sidor. On April 8, 2008, the Venezuelan government announced its intention to take control over Sidor, and on July 12, 2008, Venezuela, acting through CVG, assumed operational control and complete responsibility for Sidor’s operations.

On May 7, 2009, the Company and Amazonia completed the transfer of their entire 59.7% interest in Sidor to CVG, and the Company agreed to receive an aggregate amount of USD 1.97 billion as compensation for its Sidor shares.  Of that amount, CVG paid USD 400 million in cash at closing.  The balance was divided in two tranches: the first tranche of USD 945 million was scheduled to be paid in six equal quarterly installments beginning in August 2009 until November 2010, while the second tranche would be due in November 2010, subject to quarterly mandatory prepayment events. CVG made all payments required to be made under the agreements governing the transfer of Sidor to Venezuela except for November 2010 payment.

On December 18, 2010, the Company and Amazonia reached an agreement with CVG on the rescheduling of the unpaid balance of USD 257.4 million, and CVG agreed to make a USD 7 million cash payment and five quarterly installments, beginning on February 15, 2011 and ending on February 15, 2012.  The final two installments, however, were not paid when due and, on July 20, 2012, the Company and Amazonia initiated arbitration proceedings against Venezuela before the International Centre for Settlement of Investment Disputes (ICSID), seeking payment of the unpaid amounts. As of September 30, 2012, a total principal amount of USD 130.3 million, plus interest, remained outstanding. Subsequent to the date of these financial statements, the Company received the payment of the outstanding amounts (see note 18). The receipt of that payment resolved the pending dispute relating to the nationalization of Sidor.

In the nine-month period ended September 30, 2012 and 2011, the Company recorded gains in the amount of USD 0.4 million and USD 9.3 million, respectively. These gains are included in “Interest income” in the Income Statement and represent the accretion income over the receivable held against CVG.

16.       REPURCHASE OF SHARES FROM USIMINAS CONCURRENTLY WITH SECONDARY PUBLIC OFFERING

On January 31, 2011, Ternium entered into a transaction and registration rights agreement with its 14.3% shareholder Usiminas and Techint Holdings S.à.r.l. (“Techint”).  The transaction and registration rights agreement provided, among other things, for a SEC-registered underwritten public offering of up to all of Ternium shares held by Usiminas (less the number of shares that Ternium and Techint agreed to purchase as discussed below) in the form of ADSs listed on the New York Stock Exchange. Neither Ternium nor Techint offered to sell any Ternium shares or ADSs in the public offering.

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of September 30, 2012 and for the nine-month periods ended September 30, 2012 and 2011

16.       REPURCHASE OF SHARES FROM USIMINAS CONCURRENTLY WITH SECONDARY PUBLIC OFFERING (continued)

On February 9, 2011, Ternium and Techint, following the pricing of the underwritten public offering mentioned above, entered into purchase agreements with Usiminas relating to their concurrent purchase transactions of Ternium shares.  Under these agreements, on February 15, 2011, Ternium and Techint purchased from Usiminas 41,666,666 and 27,777,780 Ternium shares for a total consideration of USD 150 million and USD 100 million, respectively.  In connection with the sale of Ternium’s shares by Usiminas, Ternium collected a USD 10.2 million fee, included in “Other operating income (expenses), net” and was reimbursed of all expenses relating to the offering and concurrent purchase.

Following consummation of these transactions, Techint owns directly 62.02% of the Company’s share capital and Tenaris holds directly 11.46% of the Company’s share capital (both including treasury shares) and Usiminas no longer owns any Ternium shares.  In addition, the two members of Ternium’s Board of Directors nominated by Usiminas resigned from the Ternium Board.

Related to the dividends distributed on May 2, 2012, and June 9, 2011, and as these treasury shares are held by one of Ternium’s subsidiaries, the dividends attributable to these treasury shares amounting to USD 3.1 million and USD 3.1 million, respectively, were included in equity as less dividend paid.

17.       RELATED PARTY TRANSACTIONS

As of September 30, 2012, Techint owned 62.02% of the Company’s share capital and Tenaris held 11.46% of the Company’s share capital.  Each of Techint and  Tenaris were controlled by San Faustin S.A., a Luxembourg company (“San Faustin”). Rocca & Partners Stichting Administratiekantoor Aandelen San Faustin (“RP STAK”), a Dutch private foundation (Stichting), held shares in San Faustin sufficient in number to control San Faustin.  No person or group of persons controls RP STAK.

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of September 30, 2012 and for the nine-month periods ended September 30, 2012 and 2011

17.       RELATED PARTY TRANSACTIONS (continued)

The following transactions were carried out with related parties:

	Nine-month period ended September 30,
	2012	2011
	(Unaudited)
(i) Transactions
(a) Sales of goods and services
Sales of goods to non-consolidated parties	165	-
Sales of goods to other related parties	166,786	108,575
Sales of services and others to non-consolidated parties	127	65
Sales of services and others to other related parties	478	1,576
	167,556	110,216
(b) Purchases of goods and services
Purchases of goods from non-consolidated parties	146,955	75,031
Purchases of goods from other related parties	43,084	39,989
Purchases of services and others from non-consolidated parties	32,521	32,089
Purchases of services and others from other related parties	172,925	91,710
	395,485	238,819
(c) Financial results
Income with non-consolidated parties	-	83
Expenses with non-consolidated parties	(308)	-
	(308)	83
(d) Dividends received
Dividends received from non-consolidated parties	4,718	-

	September 30, 2012	December 31, 2011
	(Unaudited)
(ii) Period-end balances
(a) Arising from sales/purchases of goods/services
Receivables from non-consolidated parties	84	16,124
Receivables from other related parties	24,158	30,723
Advances to suppliers with other related parties	5,057	1,245
Payables to non-consolidated parties	(36,936)	(24,042)
Payables to other related parties	(61,158)	(50,265)
Borrowings to non-consolidated parties	-	(12,182)
	(68,795)	(38,397)

18.       SUBSEQUENT EVENTS – PAYMENT RECEIVED ON THE SIDOR RECEIVABLE

As disclosed on note 15, on October 10, 2012, the Company received the payment of the unpaid portion of the agreed-upon compensation for the May 2009 transfer of its interest in Sidor for a total amount of USD 136.7 million. The receipt of this payment resolved the pending dispute relating to the nationalization of Sidor.

Pablo Brizzio

Chief Financial Officer